SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F          X                      Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes                                            No         X
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:
An announcement regarding board meeting notice of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 8, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) will be held on Tuesday, 29 October 2013 to consider and (if thought fit) approve, among other things, the third quarterly results of Sinopec Corp. for the three months ended 30 September 2013.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC
8 October 2013

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng
Name: Huang Wensheng
Title: Secretary to the Board of Directors

Date: October 9, 2013